                                   NUCO2 INC.
                             2800 S.E. MARKET PLACE
                              STUART, FLORIDA 34997

                                  March 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:   NuCO2 Inc.
                     Registration Statement on Form S-3
                     (Registration Number 333-122226)
                     ----------------------------------

Ladies and Gentlemen:

            We  hereby  request  that the  effective  date for the  Registration
Statement  referred to above be accelerated so that such Registration  Statement will become  effective at 10:00 a.m., New York time, on March 8, 2005 or as soon thereafter as practicable.

            We  acknowledge  that  should the  Commission  or the staff,  acting pursuant  to  delegated  authority,  declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;  the action of the Commission or the staff,  acting pursuant to delegated  authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility  for the adequacy and accuracy of the  disclosure  in the filing;
and the  Registrant  may not  assert  staff  comments  and  the  declaration  of effectiveness as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      NUCO2 INC.

                                      By: /s/ Michael E. DeDomenico
                                          -------------------------------
                                              Michael E. DeDomenico
                                              Chief Executive Officer